Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 333-248923

The following communication was made available by Canoo Holdings Ltd. on Twitter on December 11, 2020.

Twitter: ICYMI: Hennessy Capital Acquisition Corp IV ($HCAC) will be holding a special stockholder meeting on Dec. 21 to approve the proposed merger with Canoo. If you were a stockholder of record on Oct. 27, be sure to go vote your shares.

If approved, Canoo will list on the NASDAQ as $GOEV.

For more details: https://bit.ly/3naEyb1

The following communication was made available by Canoo Holdings Ltd. on LinkedIn on December 11, 2020.

LinkedIn: ICYMI: Hennessy Capital Acquisition Corp IV ($HCAC) will be holding a special stockholder meeting on Dec. 21 to approve the proposed merger with Canoo. If approved, Canoo will list on the NASDAQ under the fresh ticker $GOEV.

If you were a stockholder of record on Oct. 27, be sure to go vote your shares.

For more details: https://bit.ly/3naEyb1

#Canoo

The links in the foregoing communications relate to the following press release.

Hennessy Capital Acquisition Corp. IV Announces Effectiveness of Registration Statement and Record and Meeting Dates for Special Meeting of Stockholders to Approve Proposed Business Combination with Canoo Holdings Ltd.

- Special meeting of stockholders to approve proposed business combination with Canoo Holdings Ltd. to be held on December 21, 2020 -

- Record date for the special meeting will be October 27, 2020 -

- Upon closing, combined company stock and warrants will trade under “GOEV” and “GOEVW” ticker symbols –

- Canoo will reveal its Multi-Purpose Delivery Vehicle on December 17, 2020 -

New York, New York, December 7, 2020 – Hennessy Capital Acquisition Corp. IV (NASDAQ: HCAC, HCACW, HCACU) (“HCAC”) today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective its registration statement on Form S-4 (File No. 333-248923) (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus in connection with HCAC’s special meeting of stockholders (the “Special Meeting”) to consider the previously announced proposed business combination (the “Business Combination”) with Canoo Holdings Ltd. (“Canoo”). Additionally, HCAC today announced that it has set a record date of October 27, 2020 (the “Record Date”) and a meeting date of December 21, 2020 for its Special Meeting.

Daniel Hennessy, Chairman & Chief Executive Officer of HCAC said, “We are pleased to reach this significant milestone in the transaction process, which will lead to Canoo becoming a public company upon approval by HCAC shareholders. This transaction has enabled Canoo to accelerate key initiatives, including pulling forward its all electric B2B (business to business) multi-purpose delivery vehicle which will be revealed on December 17, 2020.”

Hennessy continued, “Since announcing the transaction, Canoo has seen substantial growth in consumer demand and significant interest from potential partners in its proprietary market leading EV platform and underlying technologies. Canoo is efficiently allocating capital by leveraging this platform and has identified new opportunities significantly increasing its TAM (total addressable market) in both B2B and B2C (business to customer) end markets. We have never been more excited about the future of Canoo and look forward to closing our planned merger later in December.”

HCAC’s stockholders of record at the close of business on the Record Date are entitled to receive notice of the Special Meeting and to vote the shares of common stock of HCAC owned by them at the Special Meeting. In light of the COVID-19 pandemic and to support the well-being of HCAC’s stockholders and partners, the Special Meeting will be completely virtual. In connection with the Special Meeting, HCAC’s stockholders that wish to exercise their redemption rights must do so no later than 5:00 p.m. Eastern Time on December 17, 2020 by following the procedures specified in the definitive proxy statement/prospectus for the Special Meeting. There is no requirement that stockholders affirmatively vote for or against the Business Combination at the Special Meeting in order to redeem their shares for cash.

As announced previously, the Business Combination will result in Canoo becoming a direct wholly-owned subsidiary of HCAC. HCAC will be renamed “Canoo Inc.” upon completion of the Business Combination, and its common stock and warrants are expected to be traded on the Nasdaq Global Select Market under the new symbols “GOEV” and “GOEVW”, respectively. At the closing of the Business Combination, each HCAC unit will separate into its components consisting of one share of HCAC common stock and three-quarters of one warrant and, as a result, will no longer trade as a separate security.

The Record Date determines the holders of HCAC’s common stock entitled to receive notice of and to vote at the Special Meeting, and at any adjournment or postponement thereof, whereby stockholders will be asked to approve and adopt the Business Combination, and such other proposals as disclosed in the definitive proxy statement included in the Registration Statement. If the Business Combination is approved by HCAC stockholders, HCAC anticipates closing the Business Combination shortly after the Special Meeting, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

The Special Meeting will take place at 10:00 a.m., Eastern Time, on December 21, 2020 via a virtual meeting at the following address: https://www.cstproxy.com/hennessycapiv/sm2020. HCAC stockholders entitled to vote at the Special Meeting will need the 12-digit meeting control number that is printed on their respective proxy cards to enter the Special Meeting. HCAC recommends that its stockholders wishing to vote at the Special Meeting log in at least 15 minutes before the Special Meeting starts. Please note that HCAC stockholders will not be able to attend the Special Meeting in person. HCAC encourages its stockholders entitled to vote at the Special Meeting to vote their shares via proxy in advance of the Special Meeting by following the instructions on the proxy card.

A list of HCAC stockholders entitled to vote at the Special Meeting will be open to the examination of any HCAC stockholder, for any purpose germane to the Special Meeting, during regular business hours for a period of ten calendar days before the Special Meeting.

About Hennessy Capital Acquisition Corp. IV

Hennessy Capital Acquisition Corp. IV is a special purpose acquisition company (or SPAC) which raised $300 million in its IPO in March 2019 and is listed on the Nasdaq Stock Market (NASDAQ: HCAC, HCACU, HCACW). HCAC was founded by Daniel J. Hennessy to pursue an initial business combination, with a specific focus on businesses in the industrial, technology and infrastructure sectors. For more information, please visit www.hennessycapllc.com.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Business Combination, HCAC filed the Registration Statement with the SEC, which includes the definitive proxy statement to be distributed to holders of HCAC’s common stock in connection with HCAC’s solicitation of proxies for the vote by HCAC’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the equity holders of Canoo in connection with the Business Combination. The Registration Statement was declared effective by the SEC on December 4, 2020 and the definitive proxy statement/prospectus and other relevant documents have been mailed to HCAC’s stockholders as of the Record Date. HCAC’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with HCAC’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the Business Combination, because these documents contain important information about HCAC, Canoo and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by HCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903.

Participants in the Solicitation

HCAC, Canoo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from HCAC’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HCAC’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, is set forth in the Registration Statement filed with the SEC. You can find more information about HCAC’s directors and executive officers in the Registration Statement. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, ability to accelerate Canoo’s go-to-market strategy and capitalize on commercial opportunities, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of completing the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and the Registration Statement, and the definitive proxy statement/prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this press release. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Hennessy Capital Acquisition Corp. IV

Nicholas A. Petruska, Executive Vice President and CFO

(307) 201-1903

npetruska@hennessycapllc.com

Investor Relations

Mike Callahan / Tom Cook

CanooIR@icrinc.com

Canoo Public Relations

press@canoo.com

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